[Capital Senior Living Letterhead]
December 19, 2008
Via EDGAR
Mr. Reid S. Hooper
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Capital Senior Living Corporation Form 10-K for the year ended December 31, 2007 Filed March 12, 2008 File No. 001-13445
Dear Mr. Hooper:
On behalf of Capital Senior Living Corporation (the “Company”), and in response to the staff’s comments contained in Larry Spirgel’s letter dated December 10, 2008 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.  The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.
In accordance with the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended December 31, 2007
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
1.	In future filings, please consider including an “overview” section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction or overview would:
a.	include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

b.	provide insight into material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for

Mr. Reid S. Hooper
Staff Attorney
Securities and Exchange Commission
December 19, 2008

both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.
We especially note the Company hired Bank of America Securities as a financial advisor in May 2008 to “explore and consider a range of strategic alternatives.” Your future MD&A overview section should provide more detail as the types of alternatives considered and the specific reasons behind such consideration.
RESPONSE:  The Company intends to revise this disclosure as appropriate in future filings to include an expanded overview section with further discussion and clarification of matters considered significant by management in evaluating the company’s financial condition and operating results.
The Staff’s comment with respect to the Company’s strategic alternatives disclosure is noted. In future filings, the Company will include additional disclosure surrounding the various strategic alternatives considered or being considered by the Company’s board of directors, as well as the reasons behind the consideration of such strategic alternatives.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 14
2.	In future filings, please disclose the identity of all peer groups of companies that are used by the compensation committee or its consultants for compensation comparisons. We note that 20 public companies in the senior living industry with revenues for fiscal 2005 in excess of $190 million were not disclosed.
     RESPONSE:  As disclosed on page 14, in determining the targeted amount of each Senior Executive Officer’s total compensation for 2007, “The Compensation Committee reviews publicly available information regarding the compensation arrangements offered by the companies in our peer group on an annual basis, and generally targets the total compensation for our named executive officers in the range of the 50th percentile of the total compensation paid to executive officers with comparable duties and responsibilities at the companies in our peer group.” As further indicated on page 14, “in order to determine which public companies in the senior living industry are the most directly comparable to us, the Compensation Committee and our executive committee conduct an annual review to determine which such companies have: a similar business focus as ours; a similar revenue and/or asset base to ours; and a trading volume that is approximately equal to or greater than ours at the time of such review. We refer to such companies collectively as our “peer group.” For 2007, the companies which comprised our peer group were Assisted Living Concepts, Inc., Brookdale Senior Living Inc., Five Star Quality Care, Inc. and Sunrise Assisted Living, Inc.” In conjunction with this process, the Compensation Committee also reviewed a compensation report prepared in 2006 by an executive compensation consulting firm to determine the total compensation of executives in similar positions at companies the consultant believed were comparable.  Instruction 3 to Item 402(b) of Regulation S-K provides that the “Compensation Discussion and Analysis should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.” Although the Company believes that the disclosure contained in the filing with respect to the compensation of its named executive officers complies in all material respects with the requirements of Item 402(b) of Regulation S-K, in future filings the Company intends to expand its disclosure to include the names of all companies included within comparator groups when this information is utilized by the Committee in its compensation assessment process.

Mr. Reid S. Hooper
Staff Attorney
Securities and Exchange Commission
December 19, 2008

Summary Compensation Table, page 24
3.	In future filings, for purposes of Item 402(c)(1) of Regulation S-K please disclose the compensation of the named executive officers for each of the last three completed fiscal years.
RESPONSE: For purposes of Item 402(c)(1) of Regulation S-K, the Company intends to expand this disclosure in future filings to provide the compensation for each of the named executive officers for each of the last three completed fiscal years.
Please do not hesitate to contact me at (972) 770-5600 if you have any questions or further comments.
Sincerely,
/s/ RALPH A. BEATTIE
Ralph A. Beattie
Executive Vice President and Chief Financial Officer